Exhibit 99.1

CAAP Announces Its Subsidiary ICASGA Executes Amendment to Allow for Friendly Termination of Its Natal Airport Concession

LUXEMBOURG--(BUSINESS WIRE)--November 19, 2020--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport concession operator in the world by number of airports, announced today that its subsidiary Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”) executed an irrevocable amendment for the termination of the concession agreement of the International Airport of São Gonçalo do Amarante (“Natal Airport”). Upon transfer to a new operator, an indemnification payment will be made to ICASGA, which will be determined by authorities, primarily based on non-amortized capital expenditure investments. The amendment and termination is limited to the Natal Airport concession.

The process to terminate the concession agreement of the Natal Airport was initiated on March 5, before the pandemic broke in LatAm, with the goal of transferring the concession of this airport to a different operator. The Ministry of Infrastructure in Brazil has already started the feasibility studies for the new concession, although the new auction has not yet been scheduled. In the interim, ICASGA will maintain all airport operations, with the same safety and service quality, as well as commercial and employment contracts, and will continue to work with the Government of Rio Grande do Norte to attract new flights and destinations to the region.

This process is carried out strictly in compliance with the existing Brazilian legal and regulatory framework.

Mr. Martín Eurnekian, CEO of Corporación America Airports, noted: “The so-called friendly termination of the concession of Natal Airport is the best course of action for all stakeholders, as the operation of this airport has become financially challenging given the current concession framework and the impact on passenger traffic from adverse economic conditions in Brazil. In the meantime, we will continue to fulfill all our contractual obligations, serving passengers and partners, as well as executing all the contracts in force with employees and airlines, and we remain committed to assist when a new company takes over the management and operations.”

Several factors drove the Company’s decision to seek return of this concession, including the negative impact on passenger traffic as a result of the 2016 and 2017 economic crisis. In addition, passenger tariffs lag those of all other privatized airports in the country under the same tariff scheme, and air navigation tariffs charged in other airports are approximately 300% higher than in Natal Airport.

Natal Airport was the first airport in Brazil transferred to the private sector, in 2011, and the first greenfield federal airport built by the private sector. It began operations in May 2014, providing the local population and visitors a new, modern and comfortable facility. As of December 2019, the total amount of investments in Natal Airport was approximately R$ 700 million in nominal terms.

About Corporación América Airports
Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2019, Corporación América Airports served 84.2 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Gimena Albanesi
Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411